ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 February 2002

02015436

02 FEB 27 AM 8:16

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 Feb 2002: Announcement and Media Release

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

Monday 11 February 2002

ASX ANNOUNCEMENT AND PRESS RELEASE

FAR JOINS AUSTRALIAN CONSORTIUM IN OFFSHORE CHINA WELL

FAR is pleased to announce that it has agreed to a ten percent (10%) participation in the drilling of the 6/12-1 Prospect in Block 22/12, located in the Beibu Gulf, offshore China.

The 6/12-1 well is expected to spud late February 2002 using the Nanhai 4 Jack-Up and will be drilled to a planned total depth of 1750 metres.

The terms of the agreement entered into with Bligh Oil and Minerals NL ("Bligh") are the same as announced to the ASX by Roc Oil ("ROC") and Petsec ("PSA").

1. THE AGREEMENT

The main terms of the agreement are:-

- FAR, through a wholly owned subsidiary, has agreed to acquire from Bligh, a 10% interest in Block 22/12. In the event of a commercial development, the China National Offshore Oil Corporation ("CNOOC") has the right to back-in for up to 51% working interest to be acquired from all participants on a prorated basis.

- The agreement is subject to the approval of CNOOC which is currently being sought by Bligh.

- In consideration for acquiring the 10% interest FAR will pay 10% of the costs of drilling an exploration well to test the 6/12-1 Prospect to an initial depth of 1750 metres. The well will be drilled under a turnkey contract for an estimated dry hole cost of US$4 million.

- In the event that the well is a discovery, or at least offers sufficient encouragement to cause FAR to want to continue in the Block, the Company will exercise an option to maintain its pre-CNOOC back-in interest at a 10% level. If FAR exercises this option it will provide Bligh with an amount in the order of US$300,000 which reflects a reimbursement of Bligh's pre-drill costs and pre-payment of some of Bligh's future permit administration costs.

2. BACKGROUND

FAR has enjoyed a longstanding working relationship with Bligh dating back to the Hardeman Basin Joint Venture in Texas which commenced during the mid 1980's and continues with the recently announced Bayou Choctaw joint venture in Louisiana. On the basis of this relationship FAR was offered participation in the Beibu Gulf project.

FAR has continually screened international offerings and considers the Beibu Gulf project to be an excellent ground floor level entry into the oil and gas industry in China. The well will be FAR's first in China although FAR was previously offered a project onshore Jilin Province during 1994.

3. THE BLOCK

The Block, situated approximately 60 km off the coast of China, northwest of Hainan Island, covers an area of 608 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which, in FAR's opinion, may merit further study independent of the outcome of the next well. The 6/12-1 Prospect lies in 30 metres of water, 10 km east of the 12/1-1 Oil Field which is located in an adjacent permit area and reportedly producing in excess of 20,000 barrels of oil per day. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the 6/12-1 Prospect.

The 6/12-1 Prospect has been mapped on a modern 3D seismic grid and is supported by subsurface well control resulting in a structural play which has a strong stratigraphic element and the reported potential to contain in excess of 100 million barrels of recoverable oil. If the well is a discovery there are other undrilled prospects and leads in the Block which would be considered for follow-up drilling.

COMMENT:

Commenting on the Company's entry into China, FAR's CEO Michael Evans stated that:-

FAR is pleased to be part of a unique Australian thrust into offshore China on a highly prospective Block with the added protection of a "heads-up" turnkey well located very close to infrastructure.

The Petroleum Contract terms are among the best on offer among our Asian neighbours and we look forward to working with Bligh, Roc and Petsec, all experienced internationals.

Australian investors have shown strong support for recent international success offshore Mauritania and hopefully this will spill over into the Beibu Gulf project located on the doorstep to a large and immediate Chinese energy market. Success on the test well has the potential to make a significant impact on FAR in the very near term.

Michael Evans
Chairman

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.farnl.com.au


GUIZHOU
YUNNAN
CHINA
GUANGDONG
Guangzhou
GUANGXI ZHUANG
Nanning
Hong Kong
VIETNAM
Hanoi
Beibu Gulf
Zhanjiang
South China Sea
Block 22/12 (100.00%)
6/12-1
Expl. Well Wei 6-12-1
Hainan Island
LAOS

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 February 2002

02 FEB 27 AM 8:15

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
10 Dec 2001: Announcement and Media Release

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 702, West Perth, Western Australia 6872

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ASX RELEASE

10 December 2001

FAR TO PARTICIPATE IN CARLSTON PROSPEC 410 ONSHORE CARNARVON BASIN

FAR advises that it plans to participate in the drillin Carlston Prospect in EP-410, onshore Carnarvon Ba FAR's participation is conditional upon the well spud before 31 December 2001 or such other date as m mutually be agreed.

A brief of the technical write-up of the Carlston Pro has been prepared by Dr Bevan Warris and is appe this release, more details will follow shortly.

The Carlston Prospect is a seismically defined Devo aged reef play with reported potential for over 38 m barrels of oil in place with a predicted recovery rate FAR was attracted to the opportunity due to the low entry (FAR exposure around $100,000) and the hig associated with any discovery given additional pros and astrong acreage position.
By committing to fund 13.3% of the cost of Carlsto will have the right to elect to acquire a 10.0 % inte EP-410, neighbouring permits EP-369, EP-405 and application area to the south of EP-410.

This is avery attractive deal as these permits cover of approximately 20,000 square kilometers providin with significant offsetting acreage for follow-up exp if the well is successful.

Empire Oil & Gas NL (ASX: EGO) will operate the C well having recently drilled a number of wells in the

and is currently settling a "turnkey" contract with D
The location is approximately 12.5 km due east of
Minilya Bridge Roadhouse. The spud date is depend
upon a suitable Access Agreement to enter the Min
Station pastoral Lease.

EP-369 and EP-405 permits are intersected by the
Perth-Dampier gas pipeline and the Carnarvon spu
pipeline lies to the south. If Carlston is successful t
another three reefs in the EP-410 permit that could
drilled in the future.

Other participants in the well and respective equitie
currently being finalised. FAR maintains a web site
www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email:
admin@farnl.com.au.
FAR ASX Release 10 Dec 2001 Page 2

CARLSTON PROSPECT
ONSHORE CARNARVON BASIN
TECHNICAL INFORMATION

The Carlston Prospect is located in EP-410, situated
Gascoyne Sub-basin, onshore Carnarvon Basin. Th
basin covers an area of some 100,000 sq kms (25
acres) and contains up to 4,500 metres of Silurian,
Devonian and Carboniferous marine elastic and car
sediments. The Northwest Coastal Highway, an all
sealed road, runs north-south through the permit,
port of Carnarvon is 100 kilometres to the southwe
permit. .

EXPLORATION HISTORY

Only eight wells have intersected a significant Palae
section beneath the Base Cretaceous Unconformity
Gascoyne Sub-basin. These are Barrabiddy-1A by t
Geological Survey of Western Australia in 1997; Gn
by the Geological Survey of Western Australia in 19
Pendock-1D by Genoa in 1970; Quail-1 by Wapet in
Quobba-1 by Canada Northwest in 1984 and Wand
2 & -3 by Wapet in the 1960's. Most of these were
stratigraphic tests, one Pendock-1D was drilled offs

two (Pendock- 1D and Quobba-1) were drilled on Cretaceous structures. No wells in the Gascoyne Su have tested a valid Palaeozoic trap.

At the end of 1990, Western Geophysical Australia conducted a speculative vibroseis survey in the are between Wandagee-1 in the east and Lake Macleod west. This program comprised 312 kilometres of re coverage, and was the first seismic to identify the D reef prospects.

Carnarvon Petroleum conducted two detailed seism surveys over these reefs during 1993 and 1994. Interpretation of these data confirmed the presenc reefs, two of which have closures at multiple levels the Devonian sequence.

The Geological Survey of Western Australia, in an a to upgrade the petroleum industry's perception of t hydrocarbon potential of the Palaeozoic sequences Carnarvon Basin, drilled two stratigraphic wells, Gn in 1995 and Barrabiddy-1A in 1997. The results of wells were to prove the existence of porous Devoni and the presence of excellent Devonian organic-ric rocks.

HYDROCARBON POTENTIAL.
Reservoir/Seal
The primary objective in the Gascoyne Sub-basin is Frasnian reefal Point Maud Member of the Gneudna Formation. Point Maud reefs have only been encou two wells in the Gascoyne Sub-basin; Pendock- 1D Barrabiddy-1A.

In Pendock-1D, the Point Maud Member is compose massive, fine to course grained dolomite containing abundant Amphipora stromatoporoids. In Barrabidd the Point Maud Member also consisted of dolomitise limestones with Amphipora stromatoporoids. The s was continuously cored and had intercrystalline and vuggy and cavernous porosities. One sample at 28 near the top of the reef had porosity of 15.5% with effective permeability of 40.7 millidarcies. However

complete loss of circulation during the drilling of th
section attests to much higher permeabilities.
In Barrabiddy-1A, the Point Maud Member reef was unconformably overlain by the Munabia Sandstone therefore is not sealed. Pendock-1D was drilled on Cretaceous anticline with the underlying Devonian dipping at 2 degrees to the west and was not a val the Point Maud Member reef.
FAR ASX Release 10 Dec 2001 Page 3

Source
Some 8% of the world's oil was generated from pla intra-cratonic sag black shale facies of Frasnian to Tournaisian age. Eighty percent of these reserves a and were sourced from mostly Type 1 kerogens de within 45deg of the equator. Palaeogeographical reconstructions show that the Gascoyne Subbasin l between 25 to 30 south of the equator during the U Devonian. Good oil-prone source rocks are present organic-rich marine shales in the lower part of the Formation. The best source rocks in the lower pail Gneudna Formation were intersected in Barrabiddy some 16 kms to the east of the Carlston Prospect.

Maturity
The lower Gneudna Formation is immature in Gneu and in the early oil window in Barrabiddy-1A, Pend and Quobba-1. It is interpreted to be in the peak o generation window at the Carlston Prospect where more deeply buried than at Barrabiddy-1A.

Timing
Timing is not critical for the reef prospects as the s rocks lie immediately beneath the reefs and hydroc would migrate vertically into these reefs as soon as maturity was reached.

CARLSTON PROSPECT
The quality of the seismic in EP-410 is very good w excellent seismic character providing reliable horizo

line intersections.
During the Frasnian, Amphipora stromatoporoid ree developed on a shelf edge between a broad carbon platform and a deeper basin to the west. These ree the Point Maud Member, have been recognized in P 1D and Barrabiddy-1A. Significant structural movem took place during the Early Devonian Pernjara Mov causing tilted fault blocks and vertical uplift in part basin.

These topographic variations allowed the developm Frasnian Amphipora stromatoporoid reefs on these areas where
the water bottom was shallowest. These reefs are t age as the highly productive Devonian reef play in Canada.

Four reef prospects have so far been matured in EP the Carlston, Carlston North, Manarrah South and M North Prospects.The seismic clearly shows the reef developing over deeper fault blocks which created water bathymetry on which the reefs could grow. T seismic also illustrates strong drape over the reef s in the younger Devonian strata.
The largest of the reefs in EP-410 is the Carlston Pr which is best shown on seismic line CP93-02 .The r centre is devoid of seismic reflectivity due to the ch seismic character across the face of the reefs from massive limestone reef to the well-bedded, inter-re and shales. In additionthese inter-reef marls and s be seen onlapping the reef edges.

The Carlston Prospect is an oval reef with an area o hectares and vertical relief of 30 milliseconds (45 m Estimated recoverable reserves for the Point Maud reef are estimated to be 11.6 million barrels

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